David L. Kahn
 Attorney at Law
 3150 West Fir Avenue, #127
Fresno, CA 93711
Phone: (559) 440-9248, Fax: (559) 440-9348

                                                                                                December 28, 2005

Ms. Anita Karu, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0305

Re:      Amalgamated Pictures Corp.
            Registration Statement on Form SB-2
            Amendment No. 5, for filing December 28, 2005
            File No. 333-125145

Dear Ms. Karu:

            Pursuant to our telephone conversation on December 27, 2005, and to conform to your comments and suggestions, we are filing today Amendment No. 5 to the above-captioned Amalgamated Pictures Corp. (the "Company") registration statement, as well as a copy of this letter and the Company’s enclosed December 28, 2005 letter.  We also enclose a redlined copy of the pages of the registration statement with our changes.

            We have amended the registration statement to include the following undertaking as required by Item 512(g) of Regulation SB.

            "That for the purpose of determining liability under the Securities Act to any purchaser:

            "Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use."

            We had previously amended our undertakings to include Item 512(a)4 of Regulation SB as follows.

            "(4) For determining liability of Amalgamated Pictures Corp. under the Securities Act to any purchaser in the initial distribution of the securities, Amalgamated Pictures Corp. undertakes that in a primary offering of securities of Amalgamated Pictures Corp. pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold  to such purchaser by means of any of the following communications, Amalgamated Pictures Corp. will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                (i) Any preliminary prospectus or prospectus of Amalgamated Pictures Corp. relating to the offering required to be filed pursuant to Rule 424;
                (ii) Any free writing prospectus relating to the offering prepared by or on behalf of Amalgamated Pictures Corp. or used or referred to by Amalgamated Pictures Corp.;
                (iii) The portion of any other free writing prospectus relating to the offering containing material information about Amalgamated Pictures Corp. or its securities provided by or on behalf of Amalgamated Pictures Corp.; and
                (iv) Any other communication that is an offer in the offering made by Amalgamated Pictures Corp. to the purchaser."

            We are also attaching a letter from the Company signed by the president and sole-director, Avery Pack, requesting acceleration to 10 A.M., Eastern Time, December 30, 2005, or as soon thereafter as practicable.  In Mr. Pack’s letter, he has included the following representations acknowledging that:

  should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
  and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Thank you for your assistance and suggestions.

                                                                                    Very truly yours,

                                                                                    /s/ David L. Kahn

                                                                                    David L. Kahn

Enclosures